Quintana Energy Services Inc.

1415 Louisiana Street, Suite 2900

Houston, Texas 77002

(832) 518-4094

February 5, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, DC 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-219837) of Quintana Energy Services Inc. (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective time of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on February 7, 2018, or as soon thereafter as is practicable.

If you need additional information, please contact Gillian A. Hobson of Vinson & Elkins L.L.P., the Registrant’s outside counsel, at (713) 758-3747.

Very truly yours,

Quintana Energy Services Inc.

By:	/s/ Rogers Herndon
Name:	Rogers Herndon
Title:	Chief Executive Officer, President and Director